UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Contract

On August 20, 2026, Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”), a wholly owned subsidiary of Meiwu Technology Company Limited (the “Company”), entered into an equity transfer agreement (the “Agreement”) with Xiamen Hemeitong Commercial Co., Ltd. (“Xiamen Hemeitong”), and two shareholders of Xiamen Hemeitong (the “Sellers”) to acquire 100% equity interests of Xiamen Hemeitong (the “Acquisition”). Pursuant to the Agreement, the Company agreed to pay an aggregate of RMB23,520,000 (approximately $35,000,000) in cash as consideration upon closing.

The Company engaged Beijing Yingyue Asset Appraisal Co., Ltd., an independent valuation advisor, to provide a valuation report with regard to the equity interests of Xiamen Hemeitong. According to the valuation report issued by Beijing Yingyue Asset Appraisal Co., Ltd. on August 17, 2026, the 100% equity interests of Xiamen Hemeitong worth RMB 239,405,140 (approximately $35,283,952) as of June 30, 2026. The closing of the Acquisition is subject to certain customary closing conditions.

The descriptions of the Agreement herein are qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

As outlined in the Company’s annual report on From 20-F for the fiscal year ended December 31, 2025, the Company aims to build a comprehensive online ecosystem integrating upstream brand owners’ skincare product research and development and sales, midstream distributors and retailors’ support and training, downstream franchisee partnerships and end-users consumers. The management recognized the widespread application of AI tools in various industries in China and determined that, to maintain the Company’s competitiveness, the Company started investing in the develop of “MOBO”, an AI-assisted platform that combines consumer-facing skincare services, e-commerce functions, data analytics, and operational tools for business clients (“MOBO App”). The consumer facing function of this app is intended to provide comprehensive skincare solutions of evaluation, diagnosis, product recommendation, follow-up and projected results to consumers. The e-commerce function of this app is to assist brand owners, distributors, retailors, beauty salons and other B-end beauty industry clients in evaluating consumer demand, product performance and skincare trends through AI assisted data analysis and insights generated by the AI tools on the platform.

Xiamen Hemei is a distributor of the functional skincare products in Southern and Eastern regions in China with access to approximately 1,600 brand owners, retailors and beauty salons in Southern and Eastern regions in China. The management of the Company believes that, once the Acquisition is completed, Xiamen Hemeitong’s network could bring great amount of business clients to the MOBO App, facilitate broader adoption of its MOBO App and accelerate the collection of user interaction data, therefore, assist in the continued development and refinement of the MOBO App’s functionality and services.

Below is a diagram that illustrates the Company’s corporate structure immediately prior to the closing of the Acquisition:

2

Below is a diagram that illustrates the Company’s corporate structure immediately after the closing of the Acquisition:

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;
●	our ability to consummate an attractive acquisition and realize the benefits of such transaction;
●	developments relating to our competitors and our industry;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Exhibits

Exhibit No.	Description
10.1	English Translation of the Equity Transfer Agreement, dated August 20, 2026

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 26, 2026

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Name:	Changbin Xia
Title:	Chairman of the Board

4